UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 7, 2019

HAYMAKER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38254	82-1329677

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, on November 1, 2018, Haymaker Acquisition Corp., a Delaware corporation (“Haymaker”), entered into a Business Combination Agreement (the “Transaction Agreement”), by and among Steiner Leisure Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Steiner Leisure”), Steiner U.S. Holdings, Inc., a Florida corporation (“Steiner US”), Nemo (UK) Holdco, Ltd., a limited company formed under the laws of England and Wales (“Nemo UK”), Steiner UK Limited, a limited company formed under the laws of England and Wales (“Steiner UK”), Steiner Management Services LLC, a Florida limited liability company (“SMS”, and together with Steiner Leisure, Steiner US, Nemo UK, Steiner UK, the “Sellers”), Steiner Leisure, in its capacity as representative of Sellers (the “Seller Representative”), OneSpaWorld Holdings Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“OSW Holdings”), Dory US Merger Sub, LLC, a Delaware limited liability company, Dory Acquisition Sub, Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (“Dory Foreign Holding Company”), Dory Intermediate LLC, a Delaware limited liability company, and Dory Acquisition Sub, Inc., a Delaware corporation (“Dory US Holding Company”). Pursuant to a series of transactions set forth in the Transaction Agreement, OSW Holdings is expected to become the ultimate parent company of Haymaker and Steiner Leisure’s OneSpaWorld business (“OSW”).

On January 7, 2019, the Seller Representative and Haymaker entered into Amendment No. 1 to Business Combination Agreement (the “BCA Amendment”) to amend certain provisions of the Transaction Agreement. The BCA Amendment, among other things, (i) decreases the aggregate purchase price for the entities and assets being acquired from the Sellers from $892,500,000 to $835,315,000, (ii) decreases the number of common shares, par value U.S. $0.0001 per share, of OSW Holdings (“OSW Holdings Shares”) issuable upon the occurrence of certain events to Haymaker Sponsor, LLC, a Delaware limited liability company (“Haymaker Sponsor”) from 2,000,000 to 1,600,000, (iii) decreases the number of OSW Holdings warrants issuable to Steiner Leisure (subject to certain adjustments) from 1,901,287 to 1,602,440, (iv) decreases the implied value of the OSW Holdings Shares retained by Steiner Leisure (subject to certain adjustments) from $165,403,630 to $148,218,630, (v) increases the number of deferred OSW Holdings Shares issuable upon the occurrence of certain events to Steiner Leisure from 1 million to 5 million, and (vi) provides for the transferability of the rights to receive deferred OSW Holdings Shares after the six-month lock-up period following the closing of the business combination (or such earlier date based upon the occurrence of certain events). As a consequence of the amendment described in clause (iii) of the preceding sentence, the number of OSW Holdings warrants that Haymaker Sponsor will be required to forfeit decreases from 5,006,581 to 4,707,734.

A copy of the BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the BCA Amendment is qualified in its entirety by reference thereto.

Amendment to Sponsor Support Agreement

As previously disclosed, concurrent with the execution of the Transaction Agreement, Haymaker Sponsor, Haymaker, OSW Holdings and Steiner Leisure entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which Haymaker Sponsor will surrender certain of its equity interests in OSW Holdings (as contemplated by the Transaction Agreement) and agree to certain covenants and agreements related to the transactions contemplated by the Transaction Agreement, particularly with respect to taking supportive actions to consummate the business combination.

Concurrent with the execution of the BCA Amendment, Haymaker Sponsor, Haymaker, OSW Holdings and Steiner Leisure entered into Amendment No. 1 to Sponsor Support Agreement (the “SSA Amendment”), pursuant to which the Sponsor Support Agreement was amended to reflect the amendments, to the extent applicable, to the Transaction Agreement described above.

A copy of the SSA Amendment is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the SSA Amendment is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On January 8, 2019, Haymaker issued a press release announcing the execution of the BCA Amendment and the SSA Amendment. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

OSW Holdings has prepared a revised investor presentation for use in connection with various meetings and conferences. A copy of the investor presentation is furnished as Exhibit 99.2 and incorporated by reference herein.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Important Information About the Proposed Transaction and Where to Find It

In connection with the amended transaction, OSW Holdings intends to file an amendment to its Registration Statement on Form S-4 (the “S-4”), which will include an updated prospectus with respect to OSW Holding’s securities to be issued in connection with the proposed business combination of OSW and Haymaker and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the proposed transaction, with the SEC. Haymaker’s stockholders and other interested persons are advised to read the S-4 and the amendments thereto and any documents included therein filed in connection with the proposed transaction, as these materials will contain important information about OSW, Haymaker, and the proposed transaction. The S-4 and other relevant materials for the proposed transaction will be mailed to stockholders of Haymaker as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the S-4 and other documents filed with the SEC as exhibits thereto, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) web site at www.sec.gov, or by directing a request to: Haymaker Acquisition Corp., 650 Fifth Avenue, Floor 10, New York, NY 10019.

Participants in the Solicitation

Haymaker, the Seller Representative, OSW Holdings, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Haymaker’s directors and officers in Haymaker’s filings with the SEC, including Haymaker’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 30, 2018, and such information is also in the S-4 filed with the SEC by OSW Holdings, which includes the preliminary proxy statement of Haymaker for the proposed transaction.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of Haymaker, OSW and OSW Holdings may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance including projected financial information (which is not audited or reviewed by auditors) and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Haymaker, OSW, and OSW Holdings and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transaction Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Haymaker or other conditions to closing in the Transaction Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Transaction Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq following the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (8) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the demand for OSW’s and the combined company’s services together with the possibility that OSW or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties included in (x) the “Risk Factors” sections of the most recent Annual Report on Form 10-K filed with the SEC by Haymaker and the S-4 and (y) other documents filed or to be filed with the SEC by Haymaker and OSW Holdings. Haymaker cautions that the foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Haymaker, OSW, and OSW Holdings do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Amendment No. 1 to Business Combination Agreement, dated as of January 7, 2019, by and between the Seller Representative and Haymaker.

10.1	Amendment No.1 to Sponsor Support Agreement, dated January 7, 2019, by and between Seller Representative and Haymaker Sponsor.

99.1	Press Release, dated January 8, 2019.

99.2	Investor Presentation, dated January 2019.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 8, 2019

HAYMAKER ACQUISITION CORP.

By:	/s/ Christopher Bradley
Name: Christopher Bradley
Title: Chief Financial Officer